# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hudson Global, Inc., CIK 0001210708
CUSIP: 443787205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 53 FOREST AVENUE, OLD GREENWICH, Connecticut (CT), 06870
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000892712-14-000746
Filed by CIK 0000937394

## Reporting persons
- HEARTLAND ADVISORS INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 287,626; sole dispositive power 0; shared dispositive power 301,466; aggregate amount beneficially owned 301,466 (10.7% of the class)
  Comment: The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, Heartland Holdings, Inc., the parent holding company of Heartland Advisors, Inc., and William R. Nasgovitz, Chief Executive Officer and control person of Heartland Advisors, Inc. and Heartland Holdings, Inc. The reporting persons do not admit that they constitute a group.
- Heartland Holdings, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 287,626; sole dispositive power 0; shared dispositive power 301,466; aggregate amount beneficially owned 301,466 (10.7% of the class)
  Comment: The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, Heartland Holdings, Inc., the parent holding company of Heartland Advisors, Inc., and William R. Nasgovitz, Chief Executive Officer and control person of Heartland Advisors, Inc. and Heartland Holdings, Inc. The reporting persons do not admit that they constitute a group.
- William R. Nasgovitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 287,626; sole dispositive power 0; shared dispositive power 301,466; aggregate amount beneficially owned 301,466 (10.7% of the class)
  Comment: The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, Heartland Holdings, Inc., the parent holding company of Heartland Advisors, Inc., and William R. Nasgovitz, Chief Executive Officer and control person of Heartland Advisors, Inc. and Heartland Holdings, Inc. The reporting persons do not admit that they constitute a group.

## Item 1. Issuer
Name of issuer: Hudson Global, Inc.
Address of issuer's principal executive offices: 53 FOREST AVENUE, OLD GREENWICH, CONNECTICUT, 06870.

## Item 2. Person Filing
Name of person filing:
(1) Heartland Advisors, Inc.
(2) Heartland Holdings, Inc.
(3) William R. Nasgovitz

Heartland Advisors, Inc. is a wholly-owned subsidiary of Heartland Holdings, Inc., which is controlled by Mr. Nasgovitz.
Address of principal business office or, if none, residence:
All reporting persons may be contacted at:
790 North Water Street, Suite 1200
Milwaukee, WI 53202
Citizenship: Heartland Advisors, Inc. is a Wisconsin corporation. Heartland Holdings, Inc. is a Wisconsin corporation. William R. Nasgovitz is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
301,466 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by (1) Heartland Advisors, Inc. by virtue of its investment discretion and/or voting authority granted by certain clients; (2) Heartland Holdings, Inc.; and (3) William R. Nasgovitz by virtue of his control of Heartland Advisors, Inc. and Heartland Holdings, Inc.

Mr. Nasgovitz disclaims beneficial ownership of any shares reported on the Schedule. Heartland Holdings, Inc. files this Schedule solely as the parent company of Heartland Advisors, Inc. and indirect beneficial owner of the Common Stock held by Heartland Advisors, Inc.
Percent of class: 10.7
Sole power to vote or to direct the vote: For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 on the Cover Pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The clients of Heartland Advisors, Inc., a registered investment adviser, including an investment company registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. The Heartland Value Fund, a series of the Heartland Group, Inc., a registered investment company, owns 252,700 shares or 8.98% of the class of securities reported herein. Any remaining shares disclosed in this filing are owned by various other accounts managed by Heartland Advisors, Inc. on a discretionary basis. To the best of Heartland Advisors' knowledge, none of the other accounts owns more than 5% of the outstanding stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 3 and Cover Pages.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Reporting Persons' Schedule 13G/A filed with the SEC on February 2, 2023)

https://www.sec.gov/Archives/edgar/data/937394/000089271223000012/exhibit1.htm

Exhibit 2 - Power of Attorney (incorporated by reference to Exhibit 2 of the Reporting Persons' Schedule 13G/A filed with the SEC on February 2, 2023)

https://www.sec.gov/Archives/edgar/data/937394/000089271223000012/exhibit2.htm

## Signatures
- HEARTLAND ADVISORS INC: /s/ Vinita K. Paul, Vinita K. Paul, Vice President, Chief Compliance Officer, General Counsel and Secretary (02/08/2024)
- Heartland Holdings, Inc.: /s/ Vinita K. Paul, Vinita K. Paul, Vice President, General Counsel and Secretary (02/08/2024)
- William R. Nasgovitz: /s/ Vinita K. Paul, Vinita K. Paul, As Attorney in Fact for William R. Nasgovitz (Pursuant to Power of Attorney Previously Filed) (02/08/2024)